RECEIVED

2007 DEC -3 A 10:27

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549
United States of America

07028409

14 November 2007

SUPPL

Ladies and Gentlemen:

Re: Fiberweb plc (formerly Fiberweb Limited)
<u>Rule 12g3-2(b) Exemption File No. 8235043</u>

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Fiberweb plc (the "Company"), enclosed for your attention are the documents listed in Annex A hereto.

These documents supplement the information previously provided with respect to the Company's exemption under Rule 12g3-2(b), which was established on December 6, 2006.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the United States legal system.

Please do not hesitate to contact the undersigned at +44 (0)20 8439 8597 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

For and on behalf of
FIBERWEB PLC

Lucille Dolor
Company Secretary

ANNEX A

FIBERWEB PLC
14 November 2007

FIBERWEB PLC

Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission

8 November 2007	Director/PDMR Shareholding
31 October 2007	Notification of Major Interest
17 October 2007	Notification of Major Interest
3 October 2007	Director/PDMR Shareholding
2 October 2007	Director/PDMR Shareholding
1 October 2007	Notification of Major Interest
28 September2007	Notification of Major Interest
28 September2007	Notification of Major Interest
25 September 2007	Director/PDMR Shareholding
24 September2007	Notification of Major Interest
24 September 2007	Notification of Major Interest
24 September 2007	Notification of Major Interest
21 September 2007	Price Monitoring Extension
21 September 2007	Notification of Major Interest
10 September 2007	Notification of Major Interest
6 Septembe 2007	Trading Update
5 September 2007	Notification of Major Interest

Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.com

and on the Fiberweb plc website at www.fiberweb.com

1. **Documents filed with Companies House/U.S. Securities and Exchange Commission**

Date	Document Type	Description
21/9/07	Form 288c	Change of address – P Hickman

Date	Document Type	Description

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at

www.direct.companieshouse.gov.uk

Copies of all the above documents may be obtained from the Company Secretary at the Company's Registered Office:

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

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RECEIVED

Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	10:56 08-Nov-07
Number	2777H

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

The Company received notification on 7 November 2007 that Daniel Dayan acquired 6,460 Fiberweb plc ordinary 5 pence shares at 50.25 pence per share on 5 November 2007.

The purchase was made in accordance with instructions under a Dividend Reinvestment Plan mandate.

Mr Dayan's total beneficial holding following this notification is 200,421 shares.

The above information has been disclosed under DR 3.1.4R(1)

Date of notification: 8 November 2007

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:20 01-Nov-07
Number	8030G

Schroder Plc
31 Gresham Street, London EC2V 7QA
Telephone 020 7658 6000 Fax 020 7658 6965
www.schroders.com

TR-1: Notifications of Major Interests in Shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Fiberweb Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):________	
3. Full name of person(s) subject to notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	30/10/07
6. Date on which issuer notified:	31/10/07
7. Threshold(s) that is/are crossed or reached:	10% - 9%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transactior				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect

Ordinary GB00B1FMH067	12,593,906	12,593,906	N/A	N/A	12,226,824	N/A	9.986%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
12,226,824	9.986%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited. 12,054,184 9.84%

Schroder &Co Limited 136,415 0.11%

Schroders (CI) Limited 36,225 0.03%

Proxy Voting:

10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14 Contact name:	Vicky Wand
15. Contact telephone name:	020 7658 3750

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:17 17-Oct-07
Number	8477F

Schroder Plc
31 Gresham Street, London EC2V 7QA
Telephone 020 7658 6000 Fax 020 7658 6965
www.schroders.com

TR-1: Notifications of Major Interests in Shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Fiberweb Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**15/10/07**
6. Date on which issuer notified:	16/10/07
7. Threshold(s) that is/are crossed or reached:	11% - 10%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transactior				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect

Ordinary GB00B1FMH067	14,674,351	14,674,351	N/A	N/A	12,593,906	N/A	10.286

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
12,593,906	10.286%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited 12,437,228 10.16%

Schroder &Co Limited 120,453 0.10%

Schroders (CI) Limited 36,225 0.03%

Proxy Voting:

10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14 Contact name:	Vicky Wand
15. Contact telephone name:	020 7658 3750

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	16:34 03-Oct-07
Number	0973F

RNS Number:0973F
Fiberweb Plc
03 October 2007

3 October 2007

FIBERWEB PLC (the "Company")

DIRECTORS' AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILTY ('PDMR') SHAREHOLDINGS

The Company has received notification of the acquisition of ordinary 5p shares of the Company by the PDMRs listed below:

Date of Notification	Date of Purchase	Name	Amount of shares acquired	Price per share	Total Benefic holding follo this Notifica
2 October 2007	2 October 2007	G Fornoni	60,000	56.50 pence	70,399
3 October 2007	1 October 2007	D Rousse	5,000	57.84 pence	14,236

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

Person Responsible for making this notification:

Lucille Dolor
Company Secretary
Telephone number: 0208 439 8590

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	15:40 02-Oct-07
Number	9985E

RNS Number:9985E
Fiberweb Plc
02 October 2007

2 October 2007

FIBERWEB PLC (the "Company")

DIRECTORS' AND PERSONS DISCLOSING MANAGERIAL RESPONSIBILTY ('PDMR') SHAREHOLDINGS

The Company has today received notification of the acquisition of ordinary 5p shares of the Company by the Directors and PDMRs listed below:

Date of acquisition	Name	Number of shares acquired	Price per share	Total beneficial holding following this Notification
2 October 2007	Malcolm Coster	177,777	56.25 pence	323,070
2 October 2007	Daniel Dayan	100,000	56.25 pence	193,961
2 October 2007	Simon Bowles	5,000	56.25 pence	33,198
2 October 2007	Richard Stillwell	16,500	55.50 pence	27,500

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

Person Responsible for making this notification:

Lucille Dolor
Company Secretary
Telephone number: 0208 439 8590

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:02 01-Oct-07
Number	8399E

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Templeton Investment Counsel, LLC
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank Citibank Mellon Bank State Street Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	27.9.07
6. Date on which issuer notified:	28.9.07
7. Threshold(s) that is/are crossed or reached:	7%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

Ord GBP 0.05	7,743,303	6.32%			8,565,393		7.00%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
8,565,393	7.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	

14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:40 28-Sep-07
Number	7644E

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**x**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Franklin Templeton Investments (Asia) Limited
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	26.9.07
6. Date on which issuer notified:	27.9.07
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord GBP 0.05					6,407,551		5.23%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,407,551	5.23%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	

14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:38 28-Sep-07
Number	7629E

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Templeton Global Smaller Companies Fund
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	26.9.07
6. Date on which issuer notified:	27/9/07
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
Ord GBP 0.05	5,196,380	4.24%			6,160,581		5.03%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,160,581	5.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	15:36 25-Sep-07
Number	4671E

RNS Number:4671E
Fiberweb Plc
25 September 2007

25 September 2007

FIBERWEB PLC (the "Company")

DIRECTORS' SHAREHOLDINGS

The Company has today received notification that Richard Stillwell, a director of the Company, acquired 5,000 ordinary 5p shares of the Company at 79.95 pence per share on 20 September 2007.

Mr Stillwell's total beneficial holding following this notification is 11,000 ordinary shares.

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

Person Responsible for making this notification:

Lucille Dolor
Company Secretary
Telephone number: 0208 439 8590

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:39 24-Sep-07
Number	3817E

TR-1 [I]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii]:	Fiberweb plc	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		V
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify):		
3. Full name of person(s) subject to the notification obligation [iii]:	Aviva plc & its subsidiaries	
4. Full name of shareholder(s) (if different from 3.) [iv]:	Registered Holder: BNY Norwich Union Nominees Limited **367,424*** Chase GA Group Nominees Limited **567,611*** CUIM Nominee Limited **248,013*** * denotes direct interest Chase Nominees Limited **910,095**	

	CUIM Nominee Limited **122,698** Vidacos Nominees Limited **3,671,946**
5. Date of the transaction (and date on which the threshold is crossed or reached if different) [v]:	21 September 2007
6. Date on which issuer notified:	24 September 2007
7. Threshold(s) that is/are crossed or reached:	5% to 4% Change at Combined Interest Level
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares GB00B1FMH067	9,953,116	9,953,116	1,183,048	1,183,048	4,704,739	0.97%	3.84%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
5,887,787	4.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Figures are based on a total number of voting rights of 122,440,375.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [XVI]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	
Contact address (registered office for legal entities)	
Phone number	
Other useful information (at least legal representative for legal persons)	
B: Identity of the notifier, if applicable [xvii]	
Full name	
Contact address	
Phone number	
Other useful information (e.g. functional relationship with the person or legal entity subject to the	

notification obligation)	

C: Additional information

Notes

---

[i]

This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii]

Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii]

This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv]

Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v]

The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:20 24-Sep-07
Number	3446E

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Templeton Investment Counsel, LLC
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank Citibank Mellon Bank State Street Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	20.9.07
6. Date on which issuer notified:	21.9.07
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

Ord GBP 0.05	6,147,620	5.02%			7,743,303		6.32%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
7,743,303	6.32%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	

14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:18 24-Sep-07
Number	3444E

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Templeton Global Smaller Companies Fund
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	20.9.07
6. Date on which issuer notified:	21/9/07
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord GBP 0.05	4,191,380	3.42			5,196,380		4.24%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
5,196,380	4.24%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	

14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Price Monitoring Extension
Released	16:35 21-Sep-07
Number	3097E

RNS Number:3097E
Fiberweb Plc
21 September 2007

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would
pre-determined percentage above or below the base price. The auction call period

For details of how base prices are set for each market, please refer to the Guide
www.londonstockexchange.com

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Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	11:24 21-Sep-07
Number	2647E

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Templeton Global Smaller Companies Fund
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18.9.07
6. Date on which issuer notified:	20/9/07
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord GBP 0.05					4,191,380		3.42

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,191,380	3.42%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:12 10-Sep-07
Number	5871D

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification (please state **Yes/No**): ( )

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):
Investec Asset Management Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
6 September 07

6. Date on which issuer notified:
10 September 2007

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B1FMH067	Initial disclosure	Initial disclosure
Ord 5p	5,765,704	5,765,704

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B1FMH067					
Ord 5p			6,140,704		5.02%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,140,704	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:
Ian Gartshore

15. Contact telephone number:
020 7597 1825

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Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Trading Statement
Released	07:02 06-Sep-07
Number	3909D

RNS Number:3909D
Fiberweb Plc
06 September 2007

6 September 2007

Fiberweb plc
Trading Update

Trading in the second half to-date has been generally weaker than expected. Margins in the Americas Industrial business have not yet recovered as expected and we have experienced shortfalls in volume in the hygiene businesses as well as suffering sales weakness in the industrial business in Brazil.

Consequently, Fiberweb now expects performance for 2007 to fall short of its previous expectations. The impact of the trading issues is expected to amount to up to £8m. In response, margin improvement programmes are being accelerated, though no further line or site closures are currently anticipated during the remainder of the year.

There will be a conference call being held for analysts and investors at 09.00am today. Please contact Weber Shandwick Financial for the dial in details on 020 7067 0700.

- ends -

For further information:

Fiberweb plc 020 8439 8594
Daniel Dayan, Chief Executive
Simon Bowles, Chief Financial Officer

Weber Shandwick Financial 020 7067 0700
Ian Bailey / Nick Dibden / James White

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Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	12:12 05-Sep-07
Number	3417D

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Fiberweb Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	04/09/07
6. Date on which issuer notified:	05/09/07
7. Threshold(s) that is/are crossed or reached:	12% - 11%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transactior**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
Ordinary	15,913,121	15,913,121	N/A	N/A	14,674,351	N/A	11.985

GB00B1FMH067							

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
14,674,351	11.985%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited 14,517,673 11.86%

Schroder &Co Limited 120,453 0.10%

Schroders (CI) Limited 36,225 0.03%

Proxy Voting:

10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14 Contact name:	Andrea Rowe
15. Contact telephone name:	020 7658 2521

END

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